Filed by Activision, Inc.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Activision, Inc.

Commission File No.: 001-15839

Strategic Rationale

Combination of Activision and Vivendi Games will create the world’s largest and most profitable pure-play video game publisher

•                  Transaction combines Activision’s top selling franchises with Vivendi Games’ portfolio of leading PC and subscription-based online games

•                  Activision Blizzard will be the only publisher with leading market positions across all categories of the rapidly growing interactive entertainment industry

•                  After closing, immediately will become global leader in dynamic, high margin subscription-based online games business with opportunity to migrate Activision franchises online

•                  Combination creates company with large footprint in the fast-growing Asian markets, including China and Korea, while maintaining strong operating performance across North America and Europe

•                  Activision Blizzard is expected to have $3.8 billion in pro forma calendar 2007 revenues and the highest operating  margins of any major third party video game publisher

•                  Targeted pro forma operating income of $1.1 billion and pro forma EPS in excess of $1.20 in calendar year 2009

ABOUT ACTIVISION

Activision is a leading worldwide developer, publisher and distributor of interactive entertainment and leisure products.  Founded in 1979, Activision posted net revenues of $1.5 billion for the fiscal year ended March 31, 2007.

•                  #1 console gaming brand, Guitar Hero® 2007

•                  Highly rated blockbuster, Call of Duty

•                  10 multi-million unit selling franchises

•                  Stable of 12 wholly owned development studios

•                  Pipeline includes: Guitar Hero IV, Call of Duty 5, James Bond, new Tony Hawk, new DreamWorks titles, new Marvel titles and entry into racing with Bizarre

ABOUT VIVENDI GAMES

Vivendi Games is the leading global developer, publisher and distributor of subscription-based massively multi-player online role-playing games and multiplatform interactive entertainment

Four divisions: Blizzard Entertainment®, Sierra Entertainment, Sierra Online, and Vivendi Games Mobile

•                  Key franchises include World of Warcraft®, Warcraft®, StarCraft®, Diablo®, Crash BandicootTM, SpyroTM

Blizzard Entertainment:

•                  Highest margins in the industry (>40%)

•                  4 out of the 5 best-selling PC games of all time

•                  Over 56M units sold since 1995

•                  Largest online gaming community 9 million+ subscribers worldwide

Transaction Summary

Structure:	•	Vivendi Games and Activision merger subsidiary will combine, resulting in Vivendi receiving 295.3 million additional newly issued Activision shares, implying $8.1 billion valuation for Vivendi Games
	•	Vivendi will purchase 62.9 million newly issued Activision shares for total of $1.7 billion in cash, or $27.50 per share; 31% premium to average price over the past 20 trading days
•

Activision Blizzard will launch $4 billion all-cash tender for up to 146.5 million of its shares at $27.50 per share, using Activision Blizzard’s cash on hand at closing, including the $1.7 billion in cash

•

If necessary to fund the tender offer, Vivendi has agreed to acquire newly issued shares for up to an additional $700 million of Activision common stock at $27.50 per share, and Activision Blizzard will incur debt if required to complete the tender offer

Financial Impact:	Transaction expected to be immediately accretive in first year post-closing for Activision’s stockholders and slightly accretive for Vivendi’s stockholders

Ownership:	Depending on the results of the tender offer, Activision Blizzard will be 52% - 68% owned by Vivendi, with the remaining shares owned by current Activision shareholders (on a fully diluted basis)

Governance:	6 directors designated by Vivendi; 2 Activision management directors and 3 independent directors who currently serve on Activision’s board of directors

Management:	Key leaders retained to continue to drive growth integration and cost synergies. Post-closing management team:
	•	Chairman, Activision Blizzard: René Penisson
	•	Co-Chairman, Activision Blizzard: Brian Kelly
	•	Chief Executive Officer and President, Activision Blizzard: Robert Kotick
	•	Vice Chairman and Chief Corporate Officer, Activision Blizzard: Bruce Hack
	•	Chief Executive Officer and President, Activision Publishing: Mike Griffith
	•	Chief Executive Officer and President, Blizzard Entertainment: Michael Morhaime
	•	Chief Financial Officer, Activision Blizzard: Thomas Tippl
	•	Chief Accounting Officer, Activision Blizzard: Jean-François Grollemund

Conditions:	Approval of Activision shareholders, customary closing conditions and regulatory approvals

Expected Close:	Expected completion in first half of calendar year 2008

Ticker:	NASDAQ: ATVI

Calculation of Certain Estimates

All financial information relating to Activision, Vivendi Games and Blizzard Entertainment included in this fact sheet, including pro forma estimates for calendar year 2007, and projections for future periods, represent the companies’ respective estimates and projections and were not prepared in accordance with U.S. Generally Accepted Accounting Principles. These estimates exclude the impact of expenses related to equity-based compensation and related tax benefits, potential one-time restructuring charges of up to $100 million that may be incurred in connection with the transaction, and the potential impact from non-cash intangible amortization resulting from purchase price accounting. In addition, these estimates assume continued net revenue growth as well as expense  eductions and other synergies that may or may not be realized. Estimates for future periods are subject to significant inherent uncertainties, which increase with periods farther into the future.  Actual results may differ materially and are subject to risks, including the risks described in the Cautionary Note below. To the extent that the estimates for calendar year 2007 are based on the historical performance of Activision and Vivendi Games through September 30, 2007, not all such historical information has been audited, the accounting policies of the companies may differ, and the two companies have different fiscal years. The financial information for Blizzard Entertainment contained in this fact sheet is presented on a stand-alone basis and does not reflect the results of operations of other Vivendi Games divisions.

Cautionary Note Regarding Forward-looking Statements

Information in this fact sheet that involves expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. In this fact sheet they are identified by references to dates after the date of this fact sheet and words such as “outlook,” “will,” “will be,” “remains,” “to be,” “plans,” “believes”, “may”, “expects,” “intends,” “should,” “continue,” and similar expressions. Factors that could cause actual future results to differ materially from those expressed in the forward-looking statements set forth in this fact sheet include, but are not limited to, the timing and successful completion of the transactions described in this fact sheet (including the timing and receipt of stockholder and regulatory approvals and the satisfaction of other closing conditions), the combined companies’ success in executing planned strategies and achieving assumed synergies and cost savings, sales of each company’s  titles, shifts in consumer spending trends, the seasonal and cyclical nature of the interactive game market, the ability of Activision Blizzard to predict consumer preferences among competing hardware platforms (including next-generation hardware), declines in software pricing, product returns and price protection, product delays, retail acceptance of the company’s products, adoption rate and availability of new hardware and related software, industry competition, rapid changes in technology and industry standards, protection of proprietary rights, maintenance of relationships with key personnel, customers, vendors and third-party developers, international economic and political conditions, integration of recent acquisitions and identification of suitable future acquisition opportunities, and foreign exchange rate changes. Other such factors include, without limitation, the additional risks identified in Activision’s most recent annual report on Form 10-K and in the documents Vivendi has filed with the Autorité des Marchés Financiers (French securities regulator) and which are also available in English on Vivendi’s website (www.vivendi.com).  Investors and security holders may obtain a free copy of documents filed by Vivendi with the Autorité des Marchés Financiers at www.amf-france.org, or directly from Vivendi.

The forward-looking statements in this fact sheet are based upon information available to Activision and Vivendi as of the date of this fact sheet, and neither Activision nor Vivendi assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and may cause actual results to differ materially from current expectations.

Important Additional Information will be filed with the SEC

This communication is being made in respect of the proposed business combination involving Activision, Vivendi and Vivendi Games. In connection with the proposed transactions, Activision plans to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement as well as other documents regarding the proposed transactions. The definitive Proxy Statement will be mailed to stockholders of Activision. INVESTORS AND SECURITY HOLDERS OF ACTIVISION ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement (when available) and other documents filed with the SEC by Activision through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement and the Proxy Statement (when available) and other documents filed with the SEC can also be obtained by directing a request to Activision’s Investor Relations.

Activision and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Activision’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended March 31, 2007, which was filed with the SEC on June 14, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on July 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF ACTIVISION’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ACTIVISION INTENDS TO FILE WITH THE SEC. ONCE FILED, ACTIVISION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  ONCE FILED, ACTIVISION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.